UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE REVISION OF FINANCIAL FORECASTS AND ALLOCATION OF DEFERRED TAX ASSETS

On April 11, 2014, the registrant filed with the Tokyo Stock Exchange a notice regarding the revision by its subsidiary NJK Corporation of its financial forecasts and allocation of deferred tax assets for the fiscal year ended March 31, 2014.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager
Investor Relations Office

Date: April 11, 2014

April 11, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding the Revision by NJK Corporation of its Financial Forecasts and

Allocation of Deferred Tax Assets

Nippon Telegraph and Telephone Corporation (“NTT”) hereby provides notice that its subsidiary, NJK Corporation (“NJK”), announced revisions to its financial forecasts for the fiscal year ended March 31, 2014, previously announced on May 8, 2013, in light of its recent business performance and other factors, as per the attached. NJK also announced that it expects there to be an allocation of deferred tax assets in its consolidated and non-consolidated financial results for the fiscal year ended March 31, 2014.

These revisions will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

April 11, 2014

Company Name: NJK Corporation

Representative: Hitoshi Tanimura, President and Representative Director

(Code No.: 9748, Second section of Tokyo Stock Exchange)

For inquiries, please contact:

Hidehiko Yusa

Corporate Planning Department

(Phone: +81-3-5722-5709)

Notice Regarding the Revision of Financial Forecasts and Allocation of Deferred Tax Assets

NJK Corporation (“NJK”) hereby announces revisions to its financial forecasts for the fiscal year ended March 31, 2014, previously announced on May 8, 2013, in light of its recent business performance, as follows.

In addition, NJK hereby announces that it expects there to be an allocation of deferred tax assets in its consolidated and non-consolidated financial results for the fiscal year ended March 31, 2014, as described in “2. Allocation of deferred tax assets” below.

Revisions to financial forecasts

Revisions to the consolidated financial forecasts for the fiscal year ended March 31, 2014 (April 1, 2013 to March 31, 2014)

(Millions of yen, except for per share amounts)

	Net sales	Operating income	Recurring Profit	Net income	Net income per share
Previously announced forecasts (A)	11,100	400	420	265	19.18 (yen)
Revised forecasts (B)	10,300	253	412	739	53.50
Change (B-A)	(799)	(146)	(7)	474
Change (%)	(7.2)	(36.7)	(1.7)	179.0
(Reference) Results of the fiscal year ended March 31, 2013	10,626	317	487	397	28.76 (yen)

Revisions to the non-consolidated financial forecasts for the fiscal year ended March 31, 2014 (April 1, 2013 to March 31, 2014)

(Millions of yen, except for per share amounts)

	Net sales	Operating income	Recurring Profit	Net income	Net income per share
Previously announced forecasts (A)	9,670	240	295	205	14.83 (yen)
Revised forecasts (B)	9,089	112	308	692	50.10
Change (B-A)	(580)	(127)	13	487
Change (%)	(6.0)	(53.1)	4.6	237.7
(Reference) Results of the fiscal year ended March 31, 2013	9,278	140	344	328	23.78 (yen)

Reasons for the revisions

1. Revisions to the financial forecasts

Due to factors affecting NJK’s main business of software development, such as a decrease in the number of ongoing projects in network related fields as a result of reduced investment by its customers and delays in confirmation of orders from customers in the field of public services, net sales and operating income are expected to fall below the previously announced forecasts for the fiscal year ended March 31, 2014. However, net income for the fiscal year ended March 31, 2014 is expected to exceed the previously announced forecast as a result of the allocation of 384 million yen as a deferred income tax expense as described in “2. Allocation of deferred tax assets” below. Due to the above reasons, the consolidated and non-consolidated financial forecasts for the fiscal year ended March 31, 2014 have been revised.

2. Allocation of deferred tax assets

In light of NJK’s recent business performance and expectations for subsequent fiscal periods, NJK carefully considered the possibility of realizing certain deferred tax assets and, due to an expected incidence of taxable income, expects there to be an allocation of 384 million yen as deferred income tax expenses in its consolidated and non-consolidated financial results for the fiscal year ended March 31, 2014.

*	The above forecasts are based on information available as of the day of this release. These forecasts are subject to various risks and uncertainties, including ones we cannot predict, any of which may cause actual results to differ from these forecasts.